UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 3)*

                                EARTHLINK NETWORK, INC.
                                    (Name of Issuer)

                              Common Stock, $.01 par value
                             (Title of Class of Securities)

                                      270322-10-0
                                     (CUSIP Number)

                                   Donald S. Scherer
                    Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                               A Professional Corporation
                          Three Embarcadero Center, Suite 700
                                San Francisco, CA  94111
                                     (415) 434-1600
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                      June 5, 1998
                             (Date of Event which Requires
                               Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

             See Rule 13d-7(b) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                      Page 1 of 7





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 2 of 7




       1   Name of Reporting Person                       STORIE PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3229736

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                    500,034*

         NUMBER OF
          SHARES          8    Shared Voting Power                          -0-
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power               500,034*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                     -0-


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           500,034*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              3.6%*


       14   Type of Reporting Person                                         PN


     *   See response to Item 5.





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 3 of 7




       1   Name of Reporting Person                       STORIE ADVISORS, INC.

           IRS Identification No. of Above Person                    94-3190755

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds       N/A (reporting person has no direct ownership)

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-

         NUMBER OF
          STORIE          8    Shared Voting Power                     500,034*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                500,034*

       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           500,034*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]

       13   Percent of Class Represented by Amount in Row 11               3.6*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 4 of 7



             Item 1. Security and Issuer.

                     This Amendment to Schedule 13D relates to the common
             stock (the "Common Stock") of EarthLink Network, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 3100 New York Drive, Pasadena, CA 91107.

                     This Amendment to Schedule 13D is being filed to
             report (i) the sale of shares of Common Stock pursuant to the consummation of the tender offer reported in the previous Amendment, (ii) the termination of any group that may have existed between the reporting persons and other "granting stockholders," as reported in the previous Amendment, and
             (iii) the reduction in the reporting persons' beneficial ownership in the Common Stock to less than 5%.

             Item 2. Identity and Background.

                     No changes from previous Amendment.

             Item 3. Source and Amount of Funds or Other Consideration.

                     The source of funds used for all previous purchases
             of Common Stock was investment working capital of Storie Partners, L.P.


             Item 4. Purpose of Transaction.

                     The reporting persons purchased the securities of the
             Issuer to obtain or to increase their respective equity interests in the Issuer. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions. The reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:

                     (a) an extraordinary corporate transaction, such as a
             merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                     (b) a sale or transfer of a material amount of assets
             of the Issuer or any of its subsidiaries;

                     (c) any change in the present board of directors or
             management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 5 of 7



                     (d) any material change in the present capitalization
             or dividend policy of the Issuer;

                     (e) any other material change in the Issuer's
             business or corporate structure;

                     (f) changes in the Issuer's charter, by-laws or
             instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                     (g) causing a class of securities of the Issuer to be
             delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                     (h) a class of equity securities of the Issuer
             becoming eligible for termination of registration pursuant to
             Section 12(g)(4) of the Securities Exchange Act; or

                     (i) any action similar to those enumerated above.


             Item 5. Interest in Securities of the Issuer.

                     (a) & (b)   Reference is made to Items 7-11 and 13 of
             each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 13,744,228 shares of Common Stock issued and outstanding as of a recent date. After the sale reported in Item 5(c) below, Storie Partners, L.P. owns 500,034 shares of Common Stock, which is 3.6% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act). Storie Advisors, Inc., through its relationship with Storie Partners, L.P., may be deemed to be a beneficial owner of such securities.

                     Storie Partners, L.P. has sole power to vote or
             direct the vote of all of its shares of Common Stock. The management of Storie is vested exclusively in its general partner, Storie Advisors, Inc. Through their relationship with Storie Advisors, Inc., Richard E. Dirickson, Jr. and Steven A. Ledger make investment decisions for Storie. Thus, either may be deemed to have shared voting and dispositive powers. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 6 of 7



                     (c) During the past 60 days, the reporting persons
             effected the following transaction in the Issuer's securities. On June 5, 1998, Storie Partners, L.P. sold 87,815 shares of Common Stock to Sprint Corp. at a purchase price of $45.00 per share pursuant to the consummation of the tender offer described in the previous Amendment to
             Schedule 13D.

                     (d) Not applicable.

                     (e) On June 5, 1998, the reporting persons ceased to
             be the beneficial owners of more than 5% of the Common Stock.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer.

                     None of the reporting persons is a party to any
             contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to Be Filed as Exhibits.

                     None.





     CUSIP No. 270322-10-0           SCHEDULE 13D                    Page 7 of 7



                                       Signatures

                     After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  June 17, 1998

                                      STORIE PARTNERS, L.P.

                                      By  Storie Advisors, Inc.
                                          Its General Partner



                                          By  /s/ Steven A. Ledger
                                              ___________________________
                                              Steven A. Ledger
                                              Its Chief Financial Officer


                                      STORIE ADVISORS, INC.



                                      By  /s/ Steven A. Ledger
                                          ______________________________
                                          Steven A. Ledger
                                          Its Chief Financial Officer